SCHWARTZ INVESTMENT TRUST

April 21, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schwartz Investment Trust (the “Trust”)

File Nos. 811-07148; 33-51626

Response to Staff’s Comments on Post-Effective Amendment No. 43

Ladies and Gentlemen:

Ms. Lisa Larkin of the Commission’s staff contacted us on March 26, 2020 to provide comments on Post-Effective Amendment No. 43 to the Trust’s registration statement on Form N-1A for the purpose of registering a new series: the Ave Maria Focused Fund (the “Fund”). The following are the comments provided by the staff and the Trust’s response to each:

PROSPECTUS

Risk/Return Summary: Annual Fund Operating Expense Table

1. The caption for the fee waiver arrangement, “Less Management Fee Reductions” should be revised to conform to the language in Item 3(e) of the N-1A instructions.

RESPONSE: The caption has been renamed “Fee Waiver and/or Expense Reimbursement.”

2. The following revisions should be made to footnote (2) to the table of Annual Fund Operating Expenses to conform to the language in Item 3(e) of the N-1A instructions:

(i)	replace the word “incurred” to “waived or reimbursed,”
(ii)	replace the phrase “to exceed the 1.25% limitation” to “to exceed the net expense ratio at the time such amount was waived or repaid.”

RESPONSE: The requested changes have been made.

Risk/Return Summary: Example

3. Confirm supplementally that the costs of investing in the Fund (based upon the assumptions stated in the Example) during the one- and three- year periods will be the same regardless of the time a shareholder elects to redeem his or her shares during those periods.

RESPONSE: We confirm that the amount of expenses set forth in the Example accurately reflects the net operating expenses of the Fund during the one- and three-year periods. The contractual fee waiver arrangement by Schwartz Investment Counsel, Inc. (the “Adviser”) is in effect for a period of three years from the date of the Fund’s May 1, 2020 prospectus.

Risk/Return Summary: What are the Fund’s Principal Investment Strategies?

4. In the discussion of the Fund’s policy to invest all of the Fund’s equity investments and at least 80% of the Fund’s net assets in companies meeting the Fund’s religious criteria (i) include “the amount of borrowings for investment purposes” in the definition of net assets; and (ii) include the description of the Fund’s moral investment policy in the 80% investment policy.

RESPONSE: We have revised this sentence as follows, Under normal circumstances, all of the Fund’s equity investments and at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) will be invested in companies that are believed to offer products or services or engage in practices that are not contrary to core values and teachings of the Roman Catholic Church.

5. State supplementally if the Fund will continue to treat the 80% investment policy described above as fundamental.

RESPONSE: The Fund will continue to treat the 80% investment policy described above as fundamental.

6. In the discussion of the Fund’s foreign securities investments, please indicate the type of foreign securities in which the Fund may invest, i.e., debt securities, equity or both.

RESPONSE: The requested change has been made.

7. In the discussion of the Fund’s investments in special situation companies, please indicate the type of special situation companies in which the Fund may invest, i.e., debt securities, equity or both.

RESPONSE: The requested change has been made.

8. State supplementally the percentage of the Fund’s assets that may be invested in special situation companies.

RESPONSE: The Fund does not expect to invest more than 30% of its net assets in “special situation companies” as that term is defined in the prospectus, but reserves the right to go beyond the 30% limitation if there is a high availability of special situation companies that present attractive investment opportunities.

9. The discussion of the Fund’s moral investment policy states that the Catholic Advisory Board is “guided by the magisterium of the Roman Catholic Church.” Explain what is meant by that statement.

RESPONSE: We have added the following sentence, “The magisterium of the Roman Catholic Church is the authority or office of the Roman Catholic Church to teach the authentic interpretation of the Word of God, whether in its written form or in universal faith and moral practices.”

10. In the discussion of the Catholic Advisory Board’s role in the Fund’s moral investment process, consider cross referencing to the “Catholic Advisory Board” section that appears later in the prospectus.

RESPONSE: The requested change has been made.

11. The discussion of the sell strategy of the Fund states that the Adviser may sell (but is not required to sell) a stock based upon the Catholic Advisory Board’s determination that such company operates in a way that is inconsistent with the core values and teachings of the Roman Catholic Church. Explain how this sentence is consistent with the Fund’s policy to invest at least 80% of its net assets in companies meeting the Fund’s religious criteria.

RESPONSE: We have added the following sentence to this section. “A stock will automatically be sold, if necessary, to ensure that the Fund meets its policy of investing at least 80% of its net assets in morally responsible investments.”

12. The following sentence, “The Adviser may sell (but is not required to sell) a stock based upon the Catholic Advisory Board’s determination that such company operates in a way that is inconsistent with the core values and teachings of the Roman Catholic Church” appears in both the third and the fourth paragraphs of this section. Consider deleting or revising one of these sentences.

RESPONSE: We have removed the sentence from the fourth paragraph of this section.

13. Expand the discussion of the role of the Catholic Advisory Board to include an explanation of how the Catholic Advisory Board makes its moral determinations, how often these determinations are made, and how these determinations are communicated to the Adviser.

RESPONSE: We revised the “Catholic Advisory Board” section as follows.

The Catholic Advisory Board consists of prominent lay members of the Roman Catholic Church and one or more Ecclesiastical Advisors, whose purpose is to set the criteria for screening companies based upon the morally responsible investment practices of the Ave Maria Mutual Funds. The screening criteria that is currently in place seeks to avoid investments in companies that are involved in the practice of abortion, have policies that are judged to be antifamily, contribute funds to Planned Parenthood, or support embryonic stem cell research. The Catholic Advisory Board meets with the Adviser twice a year, or more often if necessary, to review the criteria that is utilized in the screening process and to determine if it is appropriate to maintain the existing criteria. The Catholic Advisory Board may determine to make a change to the screening criteria, but does so infrequently. The criteria for screening companies is based upon the teaching authority of the Roman Catholic Church that is vested in the Pope and exercised by a council of bishops approved by the Pope. The role of the Ecclesiastical Advisor is to provide the Catholic Advisory Board with access to the council of bishops.

The Catholic Advisory Board acts in an advisory capacity only and has no discretionary authority to make investment decisions for the Fund. The Catholic Advisory Board will make its best determination as to whether a particular screen is consistent with core values and teachings of the Roman Catholic Church; however, the members of the Board do not represent the Roman Catholic Church and there is no guarantee that the Catholic Advisory Board will be successful in its mission.

14. In the principal risks section, add risk disclosures related to (i) preferred stocks, (ii) convertible stocks; (iii) special situation companies; and (iv) micro-cap stocks.

RESPONSE: The following language has been added to this section:

Preferred Stock Risks. Preferred stock is subject to the risks of equity securities as well as risks associated with fixed income securities, such as interest rate risk. Because a company will generally pay dividends on preferred stock only after the company makes required payments to creditors, the value of a company’s preferred stock may react strongly to actual or perceived changes in the company’s financial condition or outlook. Preferred stock may be less liquid than common stock and generally has limited or no voting rights. In addition, preferred stock is subject to the risk that a company may defer or not pay dividends, may call or redeem its preferred stock, or convert it to common stock.

Convertible Stock Risks. A convertible security is a bond or preferred stock that can be exchanged or converted into a specific number of shares of the issuer’s common stock. When the price of the underlying stock falls, the price of a convertible security tends to decline. Because a company must generally pay interest on its nonconvertible secured debt before it can pay interest on its convertible securities, the credit rating of a company’s convertible securities is generally lower than on its secured nonconvertible debt securities. A convertible security may be “callable,” which means the issuer can redeem the security prior to its maturity.

Special Situation Company Risks. Investing in special situation companies carries an additional risk of loss if the expected development does not occur or produce the intended results. The availability of special situation companies that present attractive investment opportunities may be sporadic, or rare in certain instances, which may detract from the Fund’s ability to pursue its investment objectives.

The following sentence has been added to the Market Capitalization Risk section:

Micro-cap companies may have limited product lines, markets and access to financing, and may lack the management depth of larger companies.

15. The paragraph describing the risks of foreign investments should be expanded to include the risks of investing in depository receipts.

RESPONSE: The following language has been added to the foreign investment risk disclosures:

Depository receipts are subject to some of the same risks as direct investment in foreign companies and certain additional risks. In a sponsored depository arrangement, the foreign issuer assumes the obligation to pay some or all of the depository’s transaction fees. Under an unsponsored depository arrangement, the foreign issuer assumes no obligation and the depository’s transaction fees are paid directly by the depository holders. Because unsponsored depository arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored depositories and voting rights with respect to the deposited securities are not passed through to the holders.

Risk/Return Summary: Additional Investment Information

16. Expand the Additional Investment Information section to include a description of the Fund’s principal investment strategies and the principal risks of investing in the Fund pursuant to Item 9(b) and Item 9(b)(1) of the Form N-1A instructions.

RESPONSE: We have copied the Principal Investment Strategies and Principal Risk disclosures from the Summary Section and added it to the Additional Investment Information section.

17. In the sentence, “Under normal market conditions, the Fund will limit its investment in ETFs, debt securities (including junk bonds) and cash or cash equivalents to no more than 30% of its net assets,” indicate how much of the 30% bucket may be invested in junk bonds. If the Fund is permitted to invest up to 30% of its net assets in junk bonds, these investments should be disclosed in the principal strategy section.

RESPONSE: We have added the following sentence: “The Fund will not invest more than 15% of its net assets in junk bonds.”

How to Purchase Shares

18. Expand the following sentence, “The minimum investment requirements may also be waived for certain financial intermediaries and organizations that have lower minimum investment amounts” to specify the type of financial intermediaries (either by listing the names of the intermediaries or stating that they include omnibus accounts).

RESPPONSE: The sentence has been revised to include omnibus accounts in the discussion of entities that may waive the Fund’s minimum investment requirements.

19. Consider adding a sentence describing the risks of the corona virus.

RESPONSE: We have added the following disclosure to General Market Risks in the Principal Risks section:

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes and tsunamis, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to the economies and the markets. For example, the outbreak of an infectious respiratory illness caused by a novel coronavirus, known as COVID-19, has resulted in significant disruptions in global business activities and has adversely affected the economies of many countries, including the U.S.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Risk Considerations

20. In the disclosure of the risks of foreign securities, consider if the language describing the potential impact of Brexit needs to be updated.

RESPONSE: We have updated the language as follows:

The UK left the EU on January 31, 2020. Under the UK-EU withdrawal agreement, a transition period will end on December 31, 2020 unless extended, during which time the UK will be treated for most purposes as if it were still an EU member state. During this transition period, most EU laws will continue to apply to the UK. There is still considerable uncertainty relating to the potential consequences for the exit and how new trade agreements will be conducted, and whether the UK’s exit will increase the likelihood of other countries also departing the EU.

Investment Limitations

21. The fundamental investment limitation adopted by the Fund with regards to industry concentration should be revised to conform with Item 9(b)(1)4 and Item 16 (c)(1)(iv) of the Form N-1A instructions.

RESPONSE: The fundamental investment limitation adopted by the Fund with regards to industry concentration has been revised as follows:

The Fund will not:

Invest more than 25% of its net assets in a particular industry or group of industries.

Trustees, Officers and Catholic Advisory Board Members

22. In the table of Trustees and Executive Officers, replace the comma after Timothy Schwartz’s biography with a period.

RESPONSE. The requested change has been made.

23. Describe the role of the “Trustee Emeritus.”

RESPONSE: We have added the following footnote to the table of Trustees and Executive Officers:

***	Trustee Emeritus serve on the Board in an advisory capacity for a period of three years following their retirement from the Board. Trustee Emeritus attend Board and Committee meetings, but have no voting authority.

24. In the discussion of the role of the Catholic Advisory Board on page 20, explain the basis of the statement that the Adviser does not expect the Fund’s moral investment policy to have a material effect on the Fund’s performance either positively or negatively, given that moral investing is a fundamental part of the Fund’s investment strategy.

RESPONSE: We have removed this sentence.

25. Explain supplementally why the Adviser believes that the Catholic Advisory Board is not required to register under Section 203(a) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or to enter into an advisory contract with the Fund under Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE: Section 202(a)(11) of the Advisers Act defines an investment adviser to mean ….“any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.

The Catholic Advisory Board was established in 2001 for the purpose of establishing the criteria for screening out companies based on the religious principles of the Ave Maria Mutual Funds. The Catholic Advisory Board also reviews the screening process applied in the management of the Ave Maria Mutual Funds and receives reports from the Adviser on the number of companies that are excluded as potential investments due to violations of the screens that are applied by the Catholic Advisory Board. As stated in the Fund’s prospectus, the Catholic Advisory Board acts in an advisory capacity only and has no discretionary authority to make investment decisions for the Fund. The Catholic Advisory Board meets two times a year, or more often if needed, and has no input in the daily portfolio management activities of the Adviser and no access to the daily investment portfolios of the Ave Maria Mutual Funds.

Our review of guidance and interpretations by the Securities and Exchange Commission (the “SEC”) support our conclusion that the Catholic Advisory Board does not meet the definition of an “investment adviser” under the Advisers Act or the 1940 Act. The Division of Investment Management’s March 11, 2011 publication, “General Information on the Regulation of Investment Advisers” (“IA Publication”) provides guidance on the definition of an investment adviser. The IA Publication specifically states… Subject to certain limited exclusions discussed below, Section 202(a)(11) of the Advisers Act generally defines an “investment adviser” as any person or firm that: (1) for compensation; (2) is engaged in the business of: (3) providing advice, making recommendations, issuing reports or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Advisers Act.

The Catholic Advisory Board does not satisfy the second and third elements of the definition of “investment adviser” set forth in the IA Publication. The Catholic Advisory Board does not hold itself out to the public as an investment adviser and is not engaged in the business of providing advice, making recommendations, issuing reports or furnishing analyses on securities, either directly or through publications. The role of the Catholic Advisory Board is to set the criteria for screening out companies based on the moral investment process for the Ave Maria Mutual Funds. The advisory capacity of the Catholic Advisory Board is not related to any specific type of investment but is merely the provision of a screen on whether a potential security has the attributes consistent with the Ave Maria Mutual Funds’ moral investment underpinnings. Moreover, if the Catholic Advisory Board found a portfolio security to be inconsistent with the morally responsible investment policies of the Ave Maria Mutual Funds, it can only recommend that the security be sold, but the Adviser would not be forced to sell the security. Since the establishment of the Catholic Advisory Board in 2001, the Catholic Advisory Board has never recommended to the Adviser that a security be sold from a portfolio of the Ave Maria Mutual Funds.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company to mean (1) any person who pursuant to contract with an investment company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company; and (2) any other person who pursuant to contract with a person described in (1) above regularly performs substantially all of the duties undertaken by the person described in (1) above. The 1940 Act definition also provides that an investment adviser does not include a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities.

The Catholic Advisory Board does not fall within the 1940 Act definition for a number of reasons: (1) There is no contractual arrangement to furnish investment advice between the Catholic Advisory Board and the Ave Maria Mutual Funds; (2) The Catholic Advisory Board does not meet frequently; (3) The Catholic Advisory Board does not furnish advice to the Ave Maria Mutual Funds with respect to the desirability of a security, but only establishes the moral criteria for investing in a portfolio security that is purely based on religious principals and devoid of any investment analysis.

26. Add the disclosure required in Item 17(b)(2)(iv) of the Form N-1A instructions: If the committee is a nominating or similar committee, state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.

RESPONSE: We have added the following sentence to the “Board Committees” section.

The Governance Committee will review shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing, addressed to the Committee at the Trust’s offices and meet any minimum qualifications that may be adopted by the Committee

Thank you for your comments. Please contact the undersigned at 513/346-4181 if you have any questions.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Senior Paralegal